9/11/13

SECURI 13014448 SION

RECEIVED 2013 AUG 28 PM 2:45 SEC / TM

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2013 WASH. D.C. 193

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- ~~200~~ 24626

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Research Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Embarcadero Center, Suite 1340

(No. and Street)

San Francisco, California 94111

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy Collins (415) 590=4333

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

K. H. Wm. Krueger, Certified Public Accountant

(Name – *if individual, state last, first, middle name*)

591 Redwood Highway, Suite 5295, Mill Valley, California 94941

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

9/20/13 KW 9/20/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Research Associates, Inc., as of June 30 08-26-13, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRISTIAN L. MARTINEZ
COMM. #1895629
Notary Public - California
San Francisco County
My Comm. Expires July 16, 2014

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 22, 2013

Board of Directors
Security Research Associates, Inc.
Three Embarcadero Center, Suite 1340
San Francisco, California 94111

REPORT OF INDEPENDENT AUDITOR

Report on the Financial Statements

I have audited the accompanying statement of financial condition of **Security Research Associates, Inc.** as of **June 30, 2013**, and related statements of operations, changes in shareholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with The Public Company Accounting Oversight Board of the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to **Security Research Associates, Inc.** preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of **Security Research Associates, Inc.** internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Continued on next page

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Security Research Associates, Inc.** as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that **Security Research Associates, Inc.** will continue as a going concern. As discussed in Note J to the financial statements, under existing circumstances, there is substantial doubt about the ability of **Security Research Associates, Inc.** to continue as a going concern at June 30, 2013. Management's plans in regard to this matter are also described in Note J. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplementary Schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Supplementary Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

K. H. Wm. Krueger
Certified Public Accountant

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$ 21 061
DEPOSIT - WEDBUSH MORGAN SECURITIES	49 980
RECEIVABLES FROM BROKER-DEALER	461
FEES AND OTHER RECEIVABLES	40 739
SECURITIES NOT READILY MARKETABLE	234
PREPAID EXPENSES AND OTHER ASSETS	23 471
FURNITURE AND EQUIPMENT, less accumulated depreciation of $59,741	9 984
	$ 145 930

LIABILITIES AND SHAREHOLDERS EQUITY

SALARIES AND COMMISSIONS		$ 5 798
ACCRUED EXPENSES		28 725
SHAREHOLDER LOAN		900
TOTAL LIABILITIES		35 423
SHAREHOLDERS EQUITY:		
Common Stock - no par value:		
Authorized 100,000 shares		
Issued and outstanding 20,238 shares	$ 165 000	
Paid in capital	163 203	
Retained earnings (deficit)	(217 696)	110 507
		$ 145 930

See notes to financial statements

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED JUNE 30, 2013

REVENUES:		
Commissions and Fees		$ 129 916
Investment banking fees		743 156
		873 072
EXPENSES:		
Commissions, employee compensation & benefits	$ 538 266	
Operating expenses	301 170	
Trading costs	40 394	
Net conference costs	22 994	
Rent	73 769	976 593
LOSS BEFORE INCOME TAXES		(103 521)
INCOME TAX		800
NET LOSS		$ (104 321)

See notes to financial statements

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED JUNE 30, 2013

	Common Stock	Paid-In Capital	Retained Earnings Deficit	Total Shareholder's Equity
Balance at July 1, 2012	$ 165 000	$ 134 175	$(113 375)	$ 185 800
Stock Issued		29 028		29 028
Net Loss			(104 321)	(104 321)
Balance at June 30, 2013	$ 165 000	$ 163 203	$(217 696)	$ 110 507

See notes to financial statements

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT OF CASH FLOW

YEAR ENDED JUNE 30, 2013

CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss from operations		$ (104 321)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 1 367	
Changes in assets and liabilities:		
Receivables from broker dealer/other	(19 307)	
Securities not readily marketable	50 540	
Prepaid expenses and other assets	7 179	
Salaries and commissions	(3 985)	
Accrued expenses	(13 801)	
Net Adjustments		21 993
NET CASH USED BY OPERATING ACTIVITIES		(82 328)
CASH FLOW FROM INVESTMENT ACTIVITIES		
Purchase of equipment	(2 207)	
CASH USED BY INVESTMENT ACTIVITIES		(2 207)
CASH FLOW FROM FINANCING ACTIVITIES:		
Proceeds from shareholder loans	23 400	
Repayment of shareholder loans	(22 500)	
Stock issued	29 028	
CASH PROVIDED BY FINANCING ACTIVITIES		29 928
NET DECREASE IN CASH		(54 607)
CASH AND CASH EQUIVALENTS, beginning of year		75 668
CASH AND CASH EQUIVALENTS, end of year		$ 21 061
INCOME TAXES		$ 800
INTEREST PAID		$ 302

See notes to financial statements

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2013

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Security Research Associates, Inc. (the Company) is a licensed securities broker-dealer registered with the SEC and FINRA and is engaged in investment banking and the sale of marketable securities, primarily in Northern California.

Security Transactions and Commissions

In accordance with industry practice, securities transactions and related commission revenues and expenses are recorded on a settlement date basis. The Company has entered into contracts with Wedbush Morgan Securities who has agreed to act as clearing brokers on a fully disclosed basis for all the Company's dealings with customer's securities accounts. Accordingly, the Company has no direct receivables or payables to customers or brokers as a result of customer securities transactions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer's securities transactions are reported on a settlement date basis.

Marketable securities are valued at fair value in accordance with GAAP. Securities not readily marketable include securities for which there is not market on a securities exchange or an independent publicly quoted market, and securities which cannot be offered or sold because of restriction on the transfer of the security are carried at estimated fair value as determined by the Board of Directors.

Investment Banking

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is computed on a straight line basis over estimated useful lives of the related assets.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Deferred taxes payable or refundable are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred liabilities or assets between years.

Uncertain Tax Positions

The Company accounts for uncertain tax positions in accordance with GAAP. GAAP prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken on a tax return. GAAP also provides guidance on recognition, derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. There was no impact on total liabilities or stockholders equity as a result of the adoption of these provisions.

The tax years that remain subject to examination by major tax jurisdictions start with the year 2009.

Date of Management's Review

Management has evaluated subsequent events through August 22, 2013, the date on which the financial statements were available to be issued.

NOTE B - DEPOSIT

The Company has deposited $49,980 with Wedbush Morgan Securities as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate.

NOTE C - LEASE

The Company leases its office under non cancelable operating leases which expiring in December, 2013. Minimum rental payment for the next two years is:

2013: $ 40,000

Rent expense for the year was $73,790.

NOTE D - PENSION PLAN

The Company has established a 401(k) pension plan that covers all full time employees with over one year of service. The Company is required to make a safe harbor 3% contribution to the plan which amounted to $3,406.

NOTE E - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and commissions receivables. The Company places their temporary cash investments with financial institutions and diversified mutual funds, thereby limiting the amount of credit exposure to any one financial institution. Concentrations of credit with respect to commissions receivables are limited due to the fact that most receivables are not payable to registered representatives until collected.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

The Company's transactions as a securities broker are executed with and on behalf of customers. The Company introduces these transactions for clearance to an Exchange member firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. Therefore, these

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK (Continued)

activities may expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations, which may result in a gain or a loss to the Company.

The Company seeks to control off-balance sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis.

NOTE G - CAPITAL REQUIREMENTS

The Company is required to maintain minimum net capital as defined by the Securities and Exchange Commission equivalent to the greater of $5,000 or one-fifteenth of "aggregate indebtedness" as defined under the net capital rules. Net capital and the related net capital ratio fluctuate on a daily basis. At June 30, 2013, the Company had net capital of $36,079 and aggregate indebtedness of approximately $35,423, a ratio of 1.00 to 1.00.

NOTE H - FAIR VALUE MEASUREMENT

GAAP establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

NOTE H - FAIR VALUE MEASUREMENT (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2013:

Assets:	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 13,724	$	$	$ 13,724
Equity securities			$ 234	$ 234
Total	$ 13,724	$ 0	$ 234	$ 13,958

The Company has warrants that are currently in the money but are not exercisable at year end. There is no current market for the warrants and no value has been placed on them.

NOTE I - NET OPERATING LOSS

The Company has a net operating loss carryforward that can be used to offset taxable income in future years. The Federal carryforward amounts to $329,878 and State carryforward of $396,294 expires, unless used in prior years, as follows:

	Federal	State
2031	$ 41,558	$ 109,574
2032	183,999	183 199
2033	104,321	103,521

NOTE J - GOING CONCERN CONSIDERATIONS

The Company has sustained substantial operating losses over the last three years which have resulted in a decrease in shareholder equity to a point that if similar losses were to occur over the next twelve months it would cast substantial doubt on the Company's ability to continue as an going concern.

Management has drafted a plan which calls for the infusion of additional equity capital and/or subordinated loans from current shareholders and employees if the need arises. Additionally, management has initiated a plan that places more emphasis on investment banking fees over traditional brokerage commissions (which have declined over the past several years). If management is unable to implement it's plan of either increased revenue or a capital infusion, there is a possibility that the Company will discontinue operations.

For the current fiscal year through August 22, 2013 the Company has a net profit of approximately $30,000.

SUPPLEMENTAL INFORMATION

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS

PURSUANT TO RULE 15c3-1

JUNE 30, 2013

COMPUTATION OF NET CAPITAL:		
Stockholder's equity		$ 110 507
NON ALLOWABLE ASSETS:		
Non broker dealer receivables	$ 40 739	
Securities not readily marketable	234	
Prepaid expenses and other assets	23 471	
Furniture and other equipment	9 984	
Total non-allowable assets		(74 428)
NET CAPITAL		$ 36 079
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness - liabilities From Statement of Financial Condition		$ 35 423
Ratio of aggregate indebtedness to net capital		1 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		$ 2 363
Minimum dollar net capital requirement		$ 5 000
Net capital requirement (greater of above two amounts)		$ 5 000
Excess net capital		$ 30 423

SECURITY RESEARCH ASSOCIATES, INC.

STATEMENT REGARDING RECONCILIATION OF SCHEDULES

WITH THOSE FILED BY BROKER-DEALER

JUNE 30, 2013

The difference between net capital on the respondent's June 30, 2013 focus report as compared to these net capital financial statements is a follows:

Net capital per focus report			$ 36 941
Add:	Decrease in non allowable assets	$ 123 527	123 527
Deduct:	Decrease in non marketable equities and warrants	123 570	
	Other adjustments	819	
			(124 389)
Net capital per this report			$ 36 079

SECURITY RESEARCH ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3

JUNE 30, 2013

The Company is exempt from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

All customary transactions are cleared through Wedbush Morgan Securities on a fully disclosed basis.

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 22, 2013

Board of Directors
Security Research Associates, Inc.
San Francisco, California

In accordance with Rule 17a-5(e) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2013, which were agreed to by **Security Research Associates, Inc.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating **Security Research Associates, Inc.** compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). **Security Research Associates, Inc.** management is responsible for **Security Research Associates, Inc.** compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested, or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended June 30, 2013 as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments nothing no differences; and

5. Computed the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

K. H. Wm. Krueger
Certified Public Accountant

SECURITY RESEARCH ASSOCIATES, INC.

SIPC SCHEDULE OF ASSESSMENTS AND PAYMENTS

YEAR ENDED JUNE 30, 2013

Total revenue per focus report		$ 1 027 778
Deductions per SIPC 7		156 769
SIPC net operating revenue		871 009
General assessment		$ 2 178
Payments:		
- SIPC 6	$ 1 162	
- SIPC 7	1 016	$ 2 178

K. H. Wm. Krueger
CERTIFIED PUBLIC ACCOUNTANT

August 22, 2013

Board of Directors
Security Research Associates, Inc.
Three Embarcadero Center, Suite 1340
San Francisco, California 94111

In planning and performing my audit of the financial statements of **Security Research Associates, Inc.** as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the Securities and Exchange Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

591 Redwood Highway, Suite 5295, Mill Valley, California, 94941 Telephone: 415.388.6633 Fax: 415.388.6607

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. *A significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2013, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Certified Public Accountant